50
3/4/03

03002415

UF3-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH., D.C.
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WESPAC HAWAII SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N. KING STREET, SUITE 411
(No. and Street)

HONOLULU (City) HAWAII (State) 96817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eugene T. Ichinose, Jr. 808-536-6983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALLEN M. ARAKAKI, CPA, INC.
(Name – *if individual, state last, first, middle name*)

1314 SOUTH KING STREET, SUITE 723 HONOLULU, HAWAII 96814
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MW 3/3

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EUGENE T. ICHINOSE, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESPAC HAWAII SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL E.M. SUGIYAMA NOTARY PUBLIC STATE OF HAWAII

Signature

PRINCIPAL/PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN M. ARAKAKI, CPA, INC.
1314 South King Street/Suite 723/Honolulu, Hawaii 96814
Tel: (808) 591-8480 Fax: (808) 591-9384

To the Board of Directors
WESPAC Hawaii Securities, Inc.
Honolulu, Hawaii

In planning and performing our audit of the financial statements and supplemental schedules of WESPAC Hawaii Securities, Inc. (WESPAC) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by WESPAC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because WESPAC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by WESPAC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of WESPAC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which WESPAC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that WESPAC's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and management of WESPAC, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Honolulu, Hawaii
February 11, 2003

WESPAC HAWAII SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT,
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2002

TABLE OF CONTENTS

ALLEN M. ARAKAKI, CPA, INC.
1314 South King Street/Suite 723/Honolulu, Hawaii 96814
Tel: (808) 591-8480 Fax: (808) 591-9384

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
WESPAC Hawaii Securities, Inc.
Honolulu, Hawaii

We have audited the accompanying statement of financial condition of WESPAC Hawaii Securities, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WESPAC Hawaii Securities, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen M. Arakaki, CPA, Inc.

Honolulu, Hawaii
February 11, 2003

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$32,745
Commissions receivable	111,924
Investments, at market	9,513
Office equipment, net of accumulated depreciation of $8,515	3,669
Other assets	1,758
Total assets	$159,609

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions payable	$76,655
Accrued liabilities	5,120
Income taxes payable	7,546
Deferred income taxes	688
	90,009
Stockholders' equity -	
Common stock, $10 par value per share Authorized 100,000 shares, issued and outstanding 1,200 shares	12,000
Retained earnings	57,600
Total stockholders' equity	69,600
Total liabilities and stockholders' equity	$159,609

See Notes to Financial Statements.

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2002

Revenue	
Commissions - mutual funds	$55,954
Commissions - annuities	39,681
Commissions - syndications	107,500
Investment income	263
Unrealized loss on investments	(1,648)
	201,750
Expenses	
Registered representative compensation	125,460
Regulatory fees and expenses	620
Other expenses:	
Office rent	9,360
Taxes, other than income	10,416
Other	19,953
Total expenses	165,809
Income before income taxes	35,941
Provision for income taxes	7,048
Net Income	$28,893

See Notes to Financial Statements.

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2002

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$12,000	$28,707	$40,707
Net Income	-	28,893	28,893
Balance, end of year	$12,000	$57,600	$69,600

See Notes to Financial Statements.

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2002

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See Notes to Financial Statements

WESPAC HAWAII SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$28,893
Adjustments to reconcile net income to net cash provided by (used in) operations:	
Unrealized loss on investments	1,648
Depreciation	2,448
Provision for deferred taxes	(499)
Change in operating assets and liabilities:	
Commissions receivables	(104,631)
Other assets	(1,191)
Commissions payable	72,796
Accrued liabilities	273
Income taxes payable	6,907
Net cash provided by operating activities	6,644
Cash flows from investing activities:	
Purchase of securities	(5,033)
Net cash used in investing activities	(5,033)
Net increase in cash	1,611
Cash at beginning of year	31,134
Cash at end of year	$32,745

Supplemental disclosure:	
Cash paid during the year for income taxes	$640

See Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activities

The Company is engaged primarily in the brokerage, investment advisory, and venture capital business in the State of Hawaii.

Time of recording securities transactions

Securities transactions and related commission revenue and expense are recorded on the trade date basis with settlement date generally set for the seventh day following the trade date.

Investments

The Company classifies its investments in marketable securities as available for sale. Securities with readily determinable fair values are carried at market value on the statement of financial position. Securities without readily determinable fair values are carried at cost on the financial statements. Unrealized gains and losses are included in the accompanying statement of income.

Property and Equipment

The Company follows the practice of capitalizing all expenses for property and equipment in excess of $300. Depreciation is provided on the declining balance method over estimated useful life of 5 years.

Deferred Income Taxes

For income tax reporting, the Company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds declining balance depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

During 2002, the Company generated approximately 53% of total revenues from commissions from 5 customers. At December 31, 2002, commissions receivable from these customers represented 96% of total receivables.

NOTE 2 - INVESTMENTS

Investments consist of corporate stock and mutual funds. At December 31, 2002, investment cost and fair value totaled $11,160 and $9,513, respectively.

NOTE 3 - REQUIREMENT UNDER PROVISIONS OF SECURITIES EXCHANGE ACT OF 1934

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its net capital requirement is $5,000 and it is exempt from Rule 17a-13 and Rule 15c3-3.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of approximately $61,126 and $5,000, respectively. The net capital rules may effectively restrict the payment of cash dividends.

NOTE 5 - LEASE COMMITMENTS

The Company is currently leasing office space from Yee Hop Realty at 111 North King Street, Honolulu, Hawaii. The lease agreement is on a month-to-month basis and requires monthly rental payments of $780. Rent expense amounted to $9,360 for the year ended December 31, 2002.

NOTE 6 - INCOME TAXES

The provision for income taxes for fiscal year 2002 consists of the following:

Current payable	$7,547
Deferred	(499)
	$7,048

The income tax provision differs from the expense that would result from applying federal and state statutory rates to income before income taxes because certain expenses are not deductible for income tax purposes.

WESPAC HAWAII SECURITIES, INC.
SUPPLEMENTARY SCHEDULES
December 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity	$69,600
Add:	
Allowable credits	-
Total capital and allowable credits	69,600
Deduct:	
Non-allowable commissions receivable	-
Securities not readily marketable	(3,300)
Fixed assets	(3,669)
Non-allowable assets	(1,758)
	(8,727)
Total capital and allowable subordinated liabilities	60,873
Other additions and/or allowable credits	
Non-allowable commissions payable	-
Commissions payable over 30 days	-
Deferred income taxes	688
Net capital before haircuts on securities positions	61,561
Haircuts on securities positions	
Investment securities	435
Net Capital	$61,126

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$5,955
Minimum dollar net capital requirement of broker-dealer	$5,000
Net capital requirement	$5,955
Excess net capital	$55,171

WESPAC HAWAII SECURITIES, INC.
SUPPLEMENTARY SCHEDULES (Continued)
December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

Commissions payable	$76,655
Accrued liabilities	5,120
Income taxes payable	7,546
Total aggregate indebtedness	$89,321
Percentage of aggregate indebtedness to net capital	146.12%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

EXEMPTIVE PROVISION UNDER RULE 15C3-3

Wespac Hawaii Securities, Inc. claims exemption from Rule 15c3-3 under Section (k) (1) - $2,500 capital category as per Rule 15c3-3.

WESPAC HAWAII SECURITIES, INC.
SUPPLEMENTARY SCHEDULES (Continued)
December 31, 2002

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net Capital, per Form X-17A-5, Part IIA	$71,086
Audit adjustments	(9,960)
Net capital, per audited financial statements	$61,126

Audit adjustments:

Adjust investment to fair market value	$(1,614)
Record additional commission payable	(1,680)
Record income taxes	(7,547)
Exclude deferred taxes in net capital computation	1,187
Adjust haircuts on securities positions	113
Others	(419)
Total	$(9,960)